INVEST IN **CANINE BIOLOGICS**

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Our 2021 expansion brings breakthrough nutrition to more dogs with cancer



LEAD INVESTOR



Robert Allen Yahn

As the Lead Investor I am backing Canine Biologics because I strongly believe in the power of nutrition and its effect on health. I have personally seen the difference that great, human-grade food has made with my dog. Canine Biologics goes several steps further with their approach to specialized nutrition for dogs battling cancer. Last year, Jeff and his team brought to market a product unlike any other to support dogs with this devastating disease. While many facets of the treatment realm continue to evolve, I am excited to be a part of helping pet parents and their furry companions today.

Invested $5,000 this round

Learn about Lead Investors

caninebiologics.com Denver CO

Food | Technology | Family | Bio Tech | Life Science

Highlights

1. 6 consecutive months of positive revenue growth since entering the market. (Nov - April MTD)
2. Market Potential: 500,000 dogs (US and Canada) diagnosed with cancer each month
3. Experienced team includes PhD veterinarians with advanced expertise in nutrition and cancer care
4. We believe there are no other companies offering complete products (food + supplements) for dogs with cancer
5. Expanded product roadmap includes formulated treats, liquid diet for dogs requiring tube feeding

Our Team



Jeff Sutherland Founder, President & CEO

Founder of two pet food companies. Broad, international career with extensive experience in marketing, IT and management consulting. Significant Industry-specific experience in biotechnology, healthcare and finance.

Dogs and humans enjoy the most amazing cross-species relationship in the history of the planet! We want to honor that when they need our help the most. Given all they do for us and the lack specific nutrition for dogs in the fight of their lives, we wanted to help them enjoy their highest quality of life.



Afshin Safavi Chairman & Chief Science Officer

Dr. Afshin Safavi is a founder, consultant, board member, entrepreneur, and investor in biotech, Animal Health, pharma, IT, and real-estate. He holds a B.S. (Biochemistry) from UCLA, and a Ph.D. (Biochemistry) from Univ. of Kentucky Medical School.



Charles Mueller Chief Financial Officer

Mr. Mueller is a former CFO for three companies specializing in manufacturing, software and the oil and gas industry, each with sales in excess of $200 million per annum.



Jennifer Brauns North American Sales Director

A successful sales, marketing and media executive with more than 30 years of business experience. She founded Mile High Dog magazine in 2007 and was editor-in-chief and VP of sales and marketing. She has deep knowledge of canine heath and nutrition.



Tim Bennett Director & Acting Chief Marketing Officer

Tim served as General Director - Brand Strategy and Research for General Motors where he guided the global decision-making of GM's most senior leaders in brand portfolio management, including market entry planning, divestitures and capital planning.



Dr. Korinn E. Saker Veterinary Advisor

Full professor, Board Certified Veterinary Nutritionist, PhD and researcher in oxidative stress diets for cancer and obesity.



Scott Hafeman Veterinary Advisor

Veterinarian, PhD in Tumor Immunology and active practitioner who treats dogs with cancer.

Pitch



We help dogs with cancer, and the people who love them.
CANINE BIOLOGICS
Jeff Sutherland | Founder & CEO
jeffs@caninebiologics



THEIR STORY
Lincoln and His Fur-Brother Walter

See their story at the end of our deck.



PROBLEM



Enhanced nutrition, specifically designed using our 3-part system to support dogs battling cancer, did not exist before Canine Biologics.

WHY NOW

A SIGNIFICANT, UNADDRESSED MARKET



A true void exists for nutrition specifically formulated to support dogs battling cancer. **We're filling that void.**

Supporting Factors

① Nutrition is increasingly recognized as critical to health.
② Veterinarians say they have no good option to recommend.
③ Pet parents increasingly want the best nutrition for their dogs.

SOLUTION


Create
Highest Quality Ingredients
Deliver
Top Tier Expertise & Inspired Thinking
Best Evidence
Combine

A new approach to cancer nutrition for veterinarians, pet parents and the dogs they love!



Integrated Nutrition System

PRODUCT


Integrated Nutrition System
1
2
3

100% Human-Grade Food

Specialized Supplements + Vitamins & Minerals

Wild-Caught Salmon Oil (Omega-3 Fatty Acids)

MARKET SIZE

USA & CANADA


10,000,000
500,000
50%

- Dogs living with cancer at any point in time
- Dogs diagnosed with cancer every month
- Dogs > 10 years diagnosed with cancer

US & Canada Represent <20% Of Worldwide Pet Dog Population

LEADERSHIP TEAM



Jeff Sutherland
FOUNDER, PRESIDENT & CEO
Founder of two pet food companies with significant, international experience in marketing & technology.



Afshin Safavi, PhD - Biochemistry
CHAIRMAN & CHIEF SCIENCE OFFICER
Successful entrepreneur & investor in Biotech and Animal Health with a prior exit of over $400M.



Jen Brauns
NORTH AMERICAN SALES DIRECTOR
Senior sales and marketing executive with significant experience in the pet industry.



Charles Mueller
DIRECTOR & CHIEF FINANCIAL OFFICER
CFO for three international companies each with sales in excess of $200 million per annum.



Tim Bennett
DIRECTOR & ACTING CMO
Sr. Marketing Executive and former Global Director of Brand Strategy & Research for General Motors.



Korinn Saker, DVM/PhD
VETERINARY ADVISOR - NUTRITION
Professor, Clinical Nutrition - NCSU College of Veterinary Medicine; formulation consultant.



Scott Hafeman, DVM/PhD
VETERINARY ADVISOR - ONCOLOGY
PhD in Tumor Immunology; practicing oncology veterinarian; formulation consultant.



Tariq Shah
BUSINESS CONSULTANT | ONCOLOGIZE CEO
Mr. Shah provides a direct link between Canine Biologics and veterinary oncologists in the United States.



Shadow
CHIEF TASTING OFFICER
15 years canine experience, 10+ years in Quality Control for multiple organizations.

TRACTION

KEY MILESTONES

January – September 2020: **Business Infrastructure**
Finalized formulations, arranged manufacturing, devised go-to-market strategy, built eCommerce website

February 2020: **First Customer**
Pre-Market: Begin working with 'Walter' and his pet parents.

August 2020 : **First Order**
Recorded first order from Canine Biologics' eCommerce website.

February 2021: **Hospital Chains**
First agreement with veterinary hospital chain to add Canine Biologics to their inventory.

March 2021: **1,000+ Vets**
Veterinary Clinic Network now includes over 500 veterinarians.

April 2021: **Tube Fed Diet**
Begin formulation of a liquid diet form of Canine Biologics Integrated Nutrition System for tube-fed patients.

GROWTH

POSITIVE REVENUE GROWTH

REVENUE SINCE MARKET INTRODUCTION


$8.0
$6.0
$4.0
$2.0
$0.0
Oct 20
Nov 20
Dec 20
Jan 21
Feb 21
Mar 21

NETWORK GROWTH

ALL VETERINARIANS


1200
1000
800
600
400
200
0
Oct 20
Nov 20
Dec 20
Jan 21
Feb 21
Mar 21

ONCOLOGISTS


80
60
40
20
0
Oct 20
Nov 20
Dec 20
Jan 21
Feb 21
Mar 21

VETERINARIAN NOTES

- *1st veterinary hospital chain joined in February*
- *Sales lag behind added veterinarians as they learn about, evaluate and begin recommending Canine Biologics to clients.*

MISSION



Canine Biologics brings the best science, evidence and research to bear on nutrition for dogs battling cancer.

VISION



A world where dogs with cancer and their owners continue to create happy memories together by running, playing and loving.

COMPETITION

Canine Biologics Can Own The Cancer-Nutrition Market

Unique
No other products like Canine Biologics' Integrated Nutrition System exist – it is much more than just food for dogs.

Ignored Market
Pet food companies exhibit little product development or marketing in the highly specific, acutely-felt cancer space.

Market Has Been Waiting
One veterinary oncologist offered, "I have been waiting for over 10 years for a product like this."

BUSINESS MODEL


MARKETING & SALES
Google Ads | Social Media | Email | Journal Ads | Tradeshows | Direct Mail | Sales Calls
Veterinarians
Pet Parents
Pet Stores
ORDERS
Home | Clinic | Store
Fulfillment

ORDER TYPES

- Starter Kits
- Monthly Subscriptions
- Monthly One-time Purchase

FINANCIALS

FUNDING & USE OF PROCEEDS

Capital Requirements and the Use of Proceeds

Capital raises by Canine Biologics have included $734,000 through 2020:

$149,000: Purchase of common shares (at start up) from Founders.

$585,000: Raised in two Series offerings in our first year (2020)

Series A: $185,000 (Complete)

Series B: $400,000 (Complete)

In 2021 an additional Capital Raise of $1,070,000 will begin in April 2021. The raise will be via a SAFE (Simple Agreement for Future Equity) under SEC Reg CF.

It is projected that no additional capital raises will be needed beyond the SAFE offering

Use of Proceeds:

- Ongoing operations (rent, salaries, supplies, etc.)
- New Product(s) Development and Implementation
- Expansion into international markets beginning with Canada
- Marketing (evolution of eCommerce website, advertising, sales)
- Inventory (Nutrition System & liquid diet components, CBD oil, liquid diet, Treats)

REVENUE & EXPENSE TRENDS

Data in 000's	Gross revenues	Month over Month Growth	Cost of Goods Sold	Operating Costs	Cash on Hand
Oct 20	$2.0		$1.6	$36.0	
Nov 20	$2.1	5%	$1.6	$45.0	
Dec 20	$3.2	52%	$2.1	$57.0	
Jan 21	$5.5	72%	$3.1	$44.0	
Feb 21	$6.8	24%	$5.2	$39.0	
Mar 21	$7.3	7%	$4.5	$36.3	$155.0

REVENUE, EBITDA & EXIT PROJECTIONS

Year	Revenue	EBITDA		Valuation @ 15x EBITDA
2020	$ 5,800	$ (353,000)		
2021	207,600	(435,000)		
2022	1,452,000	(13,900)		
2023	3,499,000	884,000	**Potential Exit 2023:**	$ 13,260,000
2024	6,413,000	2,243,000	**Potential Exit 2024:**	36,645,000

*Financial projections are based on assumptions and are not guaranteed.

CANINE BIOLOGICS
Supporting Dogs With Cancer

CONCLUSION

- Sadly, millions of dogs get cancer every year.
- Canine Biologics offers the optimal nutrition they need for their best quality of life.
- Pet parents and veterinarians finally have an enhanced, integrated solution specifically designed to help with cancer.



Thank you!

Jeff Sutherland | Founder & CEO
jeffs@caninebiologics

CANINE BIOLOGICS
Supporting Dogs With Cancer

THEIR STORY

Lincoln and His Fur-Brother Walter

They are a real-life example of what can happen when traditional expectations are not accepted as inevitable.

These two were not supposed to have met.

Walter, a Labrador Retriever-German Shepherd mix, with Stage 5 T-cell lymphoma received more unhappy news – a prognosis including only a three-month life expectancy. He soon started on the Canine Biologics Integrated Nutrition System, along with chemotherapy. Walter happily surprised his oncologist and everyone else by beating the odds and thriving for over a year.

Six months after Walter's diagnosis, Lincoln was born. Their shared parents said that their beautiful dog was very protective of the family's newest, diaper-clad member.

Lincoln's parents believe that those precious, early days with Walter were possible because they were open to new developments in care.



"Dogs' lives are too short. Their only fault, really"

- Agnes Sligh Turnbull

CANINE BIOLOGICS
Supporting Dogs With Cancer